Registration Statement No. 333–226421 Pricing Supplement No. 3101I; Rule 424(b)(2)

Deutsche Bank AG

Fixed Rate InterNotes®

Issue Price	Interest Rate	Interest Payment Frequency	First Interest Payment Date	First Interest Payment Amount
100.00%*	4.10% (per annum)	Semi-Annual	April 18, 2019	$20.50 (rounded to the nearest cent)

Aggregate Principal Amount: $1,327,000

Interest Type: Fixed

Redemption at Issuer’s Option: N/A

Office Substitution: The notes will be issued through our London Branch on the Issue Date. However, we may, without the consent of the holders or the trustee, designate our head office in Frankfurt as substitute for the London Branch through which we have acted to issue the notes with the same effect as if our head office had been originally named as the office through which we had acted to issue the notes for all purposes under the Indenture (as defined in the accompanying product supplement) and notes. In order to give effect to such a substitution, we will give notice of the substitution to the trustee and the holders of the notes. If we designate our head office in Frankfurt as substitute for the London Branch in accordance with the “Office Substitution” right as described above and in the Indenture, as of the date of this pricing supplement, this substitution should not be treated as a taxable event to investors in the notes. A change in applicable law may adversely affect the U.S. federal tax consequences of this substitution. You should consult your tax adviser regarding the U.S. federal tax consequences of this substitution, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

InterNotes® (the “notes”) issued by Deutsche Bank AG, London Branch (the “Issuer”) are unsecured, unsubordinated senior non-preferred obligations of Deutsche Bank AG.

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page 5 of the accompanying product supplement.

Placement Agent: Incapital LLC

Agents: Deutsche Bank Securities Inc. and Incapital LLC

Offering Date:	October 9, 2018
Trade Date:	October 15, 2018
Issue Date:	October 18, 2018
Redemption Date(s):	N/A
Maturity Date:	October 18, 2021
Minimum Denominations:	$1,000
Principal Amount:	$1,000
CUSIP / ISIN:	25160MAC8 / US25160MAC82
Listing:	The notes will not be listed on any securities exchange.

	Price to Public	Maximum Discounts and Commissions(1)	Proceeds to Issuer
Per Note	100.00%	0.825%	99.175%
Total	$1,327,000.00	$10,947.75	$1,316,052.25

(1)   The Agents may receive discounts and commissions of up to 0.375% or $3.75 per $1,000 Principal Amount of notes. Each dealer will purchase the notes from the Agents at a price between 99.175% and 99.55% of the Principal Amount, which may be different from the prices paid by other dealers. With respect to sales of notes by such dealer to level-fee based accounts, the issue price of such notes will be the price paid by such dealer, in which case, such dealer will not retain any portion of the issue price as compensation. For more detailed information about discounts and commissions, please see “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

Deutsche Bank Securities Inc., an Agent for this offering, is our affiliate. For more information, see “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

* Because we are unable to determine the issue price of the notes for U.S. federal income tax purposes, which could be as low as $991.75 per note, we intend to treat the notes as having an issue price of $991.75 for U.S. federal income tax purposes. Assuming this treatment is correct, the notes will be treated as having original issue discount, the tax consequences of which are described in the accompanying product supplement. If you purchase a note for an amount greater than $991.75, you should read the section “U.S. Federal Income Tax Consequences — Acquisition Premium and Amortizable Bond Premium” in the accompanying product supplement. The discussions above and in the accompanying product supplement do not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b).

DTC Book Entry Only InterNotes® is a registered servicemark of Incapital Holdings LLC

By acquiring the notes, you will be bound by and will be deemed to consent to the imposition of any Resolution Measure (as defined in the accompanying product supplement) by the competent resolution authority, which may include the write down of all, or a portion, of any payment on the notes or the conversion of the notes into ordinary shares or other instruments of ownership.

In a German insolvency proceeding or in the event of the imposition of Resolution Measures with respect to us, our unsecured unsubordinated senior non-preferred obligations, including the notes, would rank junior to, without constituting subordinated debt, all our other outstanding unsecured unsubordinated obligations, and would be satisfied only if all such other unsecured unsubordinated obligations have been paid in full. Consequently, higher losses could be allocated to our unsecured unsubordinated senior non-preferred obligations, including the notes, than to our other outstanding unsecured unsubordinated obligations. If insolvency proceedings are opened against us or a Resolution Measure becomes applicable to us, you may lose some or all of your investment in the notes. Please see the accompanying product supplement, prospectus supplement and prospectus for more information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement or prospectus. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other U.S. or foreign governmental agency or instrumentality.

Product supplement I dated August 21, 2018: https://www.sec.gov/Archives/edgar/data/1159508/000095010318009865/crt_dp94663-424b2.pdf

Prospectus supplement dated August 20, 2018: https://www.sec.gov/Archives/edgar/data/1159508/000095010318009814/dp94665_424b2-prosupsd.htm

Prospectus dated August 20, 2018: https://www.sec.gov/Archives/edgar/data/1159508/000119312518252721/d567315d424b21.pdf

October 15, 2018

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to the Issuer, when the notes offered by this pricing supplement have been executed and issued by the Issuer and authenticated by the authenticating agent, acting on behalf of the trustee pursuant to the Indenture (as defined in the accompanying product supplement), and delivered against payment as contemplated herein, such notes will be valid and binding obligations of the Issuer, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith) and possible judicial or regulatory actions or applications giving effect to governmental actions or foreign laws affecting creditors’ rights, provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by German law, Davis Polk & Wardwell LLP has relied, without independent investigation, on the opinion of Group Legal Services of Deutsche Bank AG, dated July 30, 2018, filed as an exhibit to the opinion of Davis Polk & Wardwell LLP, and this opinion is subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in such opinion of Group Legal Services of Deutsche Bank AG. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Indenture and the authentication of the notes by the authenticating agent and the validity, binding nature and enforceability of the Indenture with respect to the trustee, all as stated in the opinion of Davis Polk & Wardwell LLP dated July 30, 2018, which has been filed as an exhibit to the registration statement referred to above.